UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    May 31, 2022

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Matters Disclosed on the Internet Website in Relation to

the Convocation of the Ordinary General Meeting of Shareholders

Employees of the Group

Principal Offices of the Group

Matters regarding Stock Acquisition Rights

System to Ensure Appropriate Conduct of Operations

Matters regarding Specified Wholly Owned Subsidiary

Others

Notes to Consolidated Financial Statements

Certified Copy of the Accounting Auditor’s Report of

Consolidated Financial Statements

Notes to Non-Consolidated Financial Statements

(From April 1, 2021 to March 31, 2022)

With regard to the information stated above, in accordance with laws, regulations and Article 25 of the Articles of Incorporation, it is disclosed by posting on the company’s website on the Internet (https://www.smfg.co.jp/english/).

Sumitomo Mitsui Financial Group, Inc.

Employees of the Group

	March 31, 2022
	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head Office Account
Number of employees	9,217	30,190	31,003	1,372	29,241

(Notes)	1.

The number of employees is the number of persons engaged in the Group, including local staff overseas, but not including employees on short-term contracts and temporary employees (12,234 persons as of March 31, 2022).

	2.	The number of employees is the number of persons engaged in the Company and consolidated subsidiaries.
	3.	The businesses handled by each business unit are the following.
		Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized enterprises
		Retail Business Unit:	Businesses mainly dealing with domestic individual customers
		Global Business Unit:	Businesses dealing with international (including Japanese) corporate customers in overseas
		Global Markets Business Unit:	Businesses dealing with financial markets
		Head Office account:	Businesses other than those above

Principal Offices of the Group

Company name	Reportable segment	Principal office		Number of branches
As of March 31, 2022
Sumitomo Mitsui Banking Corporation	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit Head Office Account	Domestic	Head Office Tokyo Main Office Osaka Head Office Kobe Main Office, etc.	928
		Overseas	New York Branch, etc.	44
SMBC Trust Bank Ltd.	Wholesale Business Unit Retail Business Unit Global Business Unit Head Office Account	Head Office, etc.		34
SMBC Nikko Securities Inc.	Wholesale Business Unit Retail Business Unit Global Business Unit Global Markets Business Unit Head Office Account	Head Office, etc.
Sumitomo Mitsui Card Company, Limited	Wholesale Business Unit Retail Business Unit	Tokyo Head Office Osaka Head Office, etc.
SMBC Finance Service Co., Ltd.	Wholesale Business Unit Retail Business Unit	Head Office Tokyo Head Office, etc.
SMBC Consumer Finance Co., Ltd.	Retail Business Unit	Head Office, etc.
The Japan Research Institute, Limited	Head Office Account	Tokyo Head Office Osaka Head Office, etc.
Sumitomo Mitsui DS Asset Management Company, Limited	Head Office Account	Head Office, etc.

(Note)	The businesses handled by each business unit are the following.
	Wholesale Business Unit:	Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized enterprises
	Retail Business Unit:	Businesses mainly dealing with domestic individual customers
	Global Business Unit:	Businesses dealing with international (including Japanese) corporate customers in overseas
	Global Markets Business Unit:	Businesses dealing with financial markets
	Head Office account:	Businesses other than those above

Matters regarding Stock Acquisition Rights

The following is the outline of the stock acquisition rights issued in accordance with the provisions of Article 238 and Article 240 of the Companies Act to Directors (excluding Outside Directors), Corporate Auditors (excluding Outside Corporate Auditors) and Executive Officers of Sumitomo Mitsui Financial Group, Inc. (hereinafter, “the Company”) and its subsidiary Sumitomo Mitsui Banking Corporation (hereinafter, “SMBC”), in consideration of their execution of duties.

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Type and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise price (per share)	Exercise period
First series stock acquisition rights	August 13, 2010	1,026	Common stock 102,600 shares	221,500 yen	1 yen	August 13, 2010 to August 12, 2040
Second series stock acquisition rights	August 16, 2011	2,682	Common stock 268,200 shares	187,200 yen	1 yen	August 16, 2011 to August 15, 2041
Third series stock acquisition rights	August 15, 2012	2,805	Common stock 280,500 shares	204,200 yen	1 yen	August 15, 2012 to August 14, 2042
Fourth series stock acquisition rights	August 14, 2013	1,157	Common stock 115,700 shares	415,900 yen	1 yen	August 14, 2013 to August 13, 2043
Fifth series stock acquisition rights	August 15, 2014	1,219	Common stock 121,900 shares	366,100 yen	1 yen	August 15, 2014 to August 14, 2044
Sixth series stock acquisition rights	August 18, 2015	1,324	Common stock 132,400 shares	490,400 yen	1 yen	August 18, 2015 to August 17, 2045
Seventh series stock acquisition rights	August 15, 2016	2,012	Common stock 201,200 shares	281,100 yen	1 yen	August 15, 2016 to August 14, 2046

(1)	Stock acquisition rights, etc. of the Company held by the Company’s Directors and Executive Officers at the end of the fiscal year

	Number of stock acquisition rights	Type and number of shares subject to stock acquisition rights	Directors (excluding Outside Directors) and Corporate Executive Officers
			Number of holders	Number of stock acquisition rights

First series stock acquisition rights	8	Common stock 800 shares	1	8

Second series stock acquisition rights	8	Common stock 800 shares	1	8

Third series stock acquisition rights	7	Common stock 700 shares	1	7

Fourth series stock acquisition rights	8	Common stock 800 shares	2	8

Fifth series stock acquisition rights	12	Common stock 1,200 shares	3	12

Sixth series stock acquisition rights	9	Common stock 900 shares	3	9

Seventh series stock acquisition rights	28	Common stock 2,800 shares	4	28

(Note) These stock acquisition rights shall not be allotted to Outside Directors.

(2)	Stock acquisition rights, etc. of the Company granted to employees, etc. during the fiscal year

Not applicable.

System to Ensure Appropriate Conduct of Operations

The Company resolved at the Board of Directors to adopt systems to ensure appropriate conduct of operations of the Company, and operations of the Company and its subsidiaries (hereinafter, “the Group”), and has operated the systems. The outline is as follows:

System for the storage and management of information related to the execution of duties by corporate executive officers

(Detail of the resolution)

The Company shall appropriately store and manage information related to the execution of duties by corporate executive officers in accordance with “Policies for Managing Information” and “Rules for Managing Information.”

(Operational status)

The Company appropriately stored and managed minutes of the Management Committee meetings and approval documents by corporate executive officers as well as information related to the execution of duties by corporate executive officers in accordance with “Policies for Managing Information” and “Rules for Managing Information.”

System for policies concerning the management of risk of loss of the Group and others

(Detail of the resolution)

1.  The Company shall establish “Policies on Comprehensive Risk Management” that sets forth fundamental matters on the risk management of the Group, and the department in charge of risk management shall cooperate with the department in charge of corporate planning to comprehensively and systematically manage each type of risk.

2.  The basic policy on the risk management of the Group shall be determined by the resolution of the Management Committee and approved by the Board of Directors.

3.  The Management Committee, the executive officer and the department in charge of risk management shall manage risks in accordance with the basic policy on the risk management of the Group approved in the preceding paragraph.

(Operational status)

The Company has established “Policies on Comprehensive Risk Management,” and under these policies, the department in charge of risk management cooperated with the department in charge of corporate planning to comprehensively and systematically manage risks. In addition, in accordance with the “Policy for Risk Committee,” the Risk Committee was called four times, and the risks considered to have particularly material impact on the Company’s management and improvement in the effectiveness and revision of the risk appetite framework (*) were deliberated. The results were reported to the Board of Directors four times.

System for ensuring the efficient execution of duties by corporate executive officers

(Detail of the resolution)

1.  The Company shall formulate business plans to ensure the efficient execution of duties by corporate executive officers, and corporate executive officers shall execute business operations and manage operating results in accordance with the plans.

2.  Each corporate executive officer shall appropriately allocate duties and delegate authority to executive officers and employees in accordance with “Regulations on Organization,” “Rules for Managing Group Companies” and other internal rules and regulations.

(Operational status)

•  The Board of Directors formulated and resolved the business plan for fiscal 2022.

•  Based on the business plan formulated and resolved by the Board of Directors, each corporate executive officer executed their respective duties appropriately, and at the same time, executive officers and employees, who had authority delegated in accordance with “Regulations on Organization” and other internal rules and regulations, executed business operations. The status was reported to the Board of Directors four times.

  *   A management framework that clarifies the types and levels of risk a company is willing to take to grow profit (risk appetite) and appropriately incorporates the risk appetite in business operations.

System for ensuring that the executive officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation

(Detail of the resolution)

1.  The Company shall develop “Basic Policy on Compliance and Risk” and “Policies on Compliance Management” to ensure that the executive officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation.

2.  The Company shall formulate an annual plan for compliance with specific measures, including establishing and revising policies, regulations and training programs for the effective functioning of the Group’s compliance system, which shall be approved by the Board of Directors.

3.  The Company shall formulate “Regulations on Assessment of Internal Control Over Financial Reporting” with specific measures to establish and operate internal control over financial reporting, and assess its effectiveness to ensure the appropriateness of accounting treatment and reliability of financial reporting of the Group.

4.  The Company shall establish a whistleblowing system to discover and correct violations of laws and regulations by the Group and its executive officers and employees at an early stage and ensure the appropriateness of its operations.

5.  The Company shall establish a system for appropriately managing the Group’s basic policy on dealing with antisocial forces, including, “the Group has nothing whatsoever to do with antisocial forces,” “the Group rejects any unreasonable request or claim from antisocial forces, does not engage in any under-the-table dealings with or finance those entities and, takes appropriate legal responses as necessary,” and “the Group deals with antisocial forces systemically, in association with outside experts.”

6.  The Company shall formulate “Management Policy Concerning Conflicts of Interest” for the Group to prevent and manage conflict of interest with customers within the Group.

7.  The Company shall formulate “SMFG Group Policies for Internal Regulations for Preventing Money Laundering and Terrorist Financing” for the Group to prevent money laundering and terrorist financing, and operate and manage businesses in accordance with the policies.

8.  In order to verify the status of implementation of the matters in the preceding paragraphs, the department in charge of internal audits, which is independent from other departments, shall conduct internal audits and, as a department under the direct supervision of the Audit Committee, report the results to the Audit Committee as well as the Management Committee and other relevant bodies.

(Operational status)

•  The Company formulated a compliance program under the Board of Directors as a practical implementation plan to achieve compliance within the Company. Based on the program, the Company made efforts to foster compliance awareness throughout the Group and enhance the system for countermeasures against money laundering and financing to terrorists. Regarding progress of the program, the Compliance Committee including outside experts deliberated the program four times and the results were reported to the Board of Directors.

•  In accordance with the rules including “Regulations on Assessment of Internal Control Over Financial Reporting,” the Company assessed its effectiveness, and reported it to the Audit Committee.

•  Based on the Whistle-Blowing Guidelines for SMBC Group, the “SMBC Group Alarm Line” has been established and managed properly as a whistleblowing system for the entire Group.

•  The COI Controlling Office has properly managed conflicts of interest to prevent from unfairly impairing customers’ interests based on the “Management Policy Concerning Conflicts of Interest.” In addition, COI Controlling Office conducts monitoring every six months and reports the results to Group CCO. There were no noteworthy events in the current fiscal year.

•  The department in charge of internal audits conducted internal audits on departments of the Company as well as the Group in accordance with the “Group Internal Audit Charter” and the annual audit plan resolved by the Audit Committee and the Board of Directors, and verified the appropriateness and effectiveness of the internal management system. The audit results were reported to the Audit Committee four times, and then reported to the Board of Directors through the Audit Committee in accordance with the “Policy for Audit Committee.”

System for ensuring the appropriateness of business operations of the Group

(Detail of the resolution)

1.  The Company shall establish the Management Committee under the Board of Directors as the highest decision-making body over the Group’s business execution and management. The Management Committee shall deliberate on important business execution matters before they are executed in accordance with the basic policies adopted by the Board of Directors.

2.  The Company shall formulate “Rules for Managing Group Companies” and “Rules for Managing Group Companies Concerning Compliance” to maintain the Group’s integrated compliance system and ensure the appropriateness of management in accordance with these policies and rules.

3.  The Company shall formulate “Rules on Managing Intra-Group Transactions” to ensure the fairness and appropriateness of transactions, and shall operate and manage businesses based on the rules. Further, transactions that may materially impact the management of the Group shall be approved by the Management Committee and reported to the Audit Committee.

4.  The Company shall formulate rules and regulations on basic matters on managing companies of the Group, as well as include them in the policies for managing companies of the Group, to determine the status of the execution of the duties of the Group’s directors and ensure that they execute their duties efficiently. The Company shall operate and manage the Group in accordance with these policies, rules and regulations.

(Operational status)

•  Based on the basic policies adopted by the Board of Directors, the important matters on business execution for the Group was executed based on the Management Committee’s deliberation and vote.

•  Regarding transactions between companies of the Group, the Company has formulated “Rules on Managing Intra-Group Transactions” and operations and management are conducted based on these rules. In addition, transactions that may materially impact on the management of the Group shall be approved by the Management Committee and reported to the Audit Committee. However, there is no corresponding transaction for the fiscal 2021.

System for employees to assist the Audit Committee, including ensuring their independence from corporate executive officers and the effectiveness of instructions given to them

(Detail of the resolution)

1.  The Company shall establish Audit Committee Office to assist the Audit Committee to execute their duties.

2.  The approval by the Audit Committee shall be required for matters regarding the employees of the Audit Committee Office, including performance review and transfers, to ensure their independence from the corporate executive officers.

3.  Employees at the Audit Committee Office shall solely assist the Audit Committee in performing its duties, according to instructions from the Audit Committee.

4.  The Company may assign General Managers, Senior Staff to Audit Committee to assist the Audit Committee to execute their duties. In this case, the approval of the Audit Committee shall be required for matters regarding the General Manager, Senior Staff to Audit Committee, including performance review and transfers.

5.  General Managers, Senior Staff to Audit Committee shall audit major subsidiaries of the Group in a way deemed necessary, such as by taking office as corporate auditor of a subsidiary, and shall support the Audit Committee in performing their duties.

(Operational status)

•  The Company has established Audit Committee Office to assist the Audit Committee to execute its audit duties. The employees at Audit Committee Office solely assist the Audit Committee in performing its duties, according to instructions from the Audit Committee. Personnel evaluation and transfer of employees were conducted with the consent of the Audit Committee.

•  The Company has assigned General Managers, Senior Staff to Audit Committee to assist the Audit Committee to execute its duties. The General Managers, Senior Staff to Audit Committee audited major companies of the Group in a way deemed necessary, such as by taking office as Corporate Auditor at such companies, and also assisted the duties of the Audit Committee. Personnel evaluation and transfer of the General Managers were conducted with the consent of the Audit Committee.

System for executive officers and employees of the Group to report to the Audit Committee, and system to ensure that they shall not be treated unfairly for their actions

(Detail of the resolution)

1.  Executive officers and employees of the Group shall report any discovery of any fact that may materially harm the Group, any wrongdoing, any material violation of laws, regulations, or the Articles of Incorporation (hereinafter referred to as “the whistleblower”) to the Audit Committee. Further, in the case when the Audit Committee requests an explanation about a discovery, the whistleblower shall promptly respond to the request.

2.  The whistleblower may report any discovery of the above to the Company internal/external contact office for whistleblowing rather than to the Audit Committee. The Company’s department in charge of compliance shall periodically report to the Audit Committee on the status of reception and handling of whistleblowing allegations. Further, the department shall immediately report any allegation requiring reporting to the Audit Committee based on its impact on business, or when requested to do so by the Audit Committee.

3.  The Group’s whistleblowing guidelines shall have provisions prohibiting the unfair treatment of whistleblowers to ensure that they shall not be treated unfairly because of whistleblowing.

(Operational status)

•  The department in charge of compliance made periodical reports to the Audit Committee on the status of reception and handling of whistleblowing allegations.

•  The Company has stipulated the provision prohibiting the unfair treatment of whistleblowers in the Group’s whistleblowing guideline, and established the system that whistleblowers shall not be treated unfairly because of the use of the whistleblowing system.

System for ensuring effective auditing by the Audit Committee

(Detail of the resolution)

1.  The department in charge of internal audits shall report the results of internal audits to the Audit Committee as a department reporting directly to the Audit Committee.

2.  The basic policy and plan for internal audits shall be approved by the Audit Committee and the Board of Directors.

3.  The Audit Committee shall instruct the department in charge of internal audits as the need arises, and the department shall conduct internal audits according to the instructions.

4.  The representative executive officers shall endeavor to improve the efficiency of the audit function carried out by the Audit Committee by ensuring opportunities for the regular exchange of opinions with the Audit Committee and through other measures.

(Operational status)

•  The department in charge of internal audits reported the results of internal audits to the Audit Committee on a regular basis.

•  The basic policies and basic plan on internal audits were approved by the Audit Committee and the Board of Directors.

•  The Audit Committee gave specific instructions to the department in charge of internal audits as necessary.

•  The Representative Executive Officers exchanged opinions with Audit Committee Members four times, and endeavored to improve the efficiency of the Audit Committee’s auditing function.

Bearing of expenses for the execution of duties by Audit Committee Members

(Detail of the resolution)

Every fiscal year, the Company shall set aside a budget to cover necessary expenses for Audit Committee Members to execute their duties based on the budget request of the Audit Committee. If an additional budget is requested by the Audit Committee due to a possible budget overrun, the Company shall set aside additional budget, except when the additional budget is obviously not necessary for executing their duties.

(Operational status) The Company set aside expense budget needed for executing their duties including on-site audits.

Matters regarding Specified Wholly Owned Subsidiary

Company Name	Address	Total book value (millions of yen)	Total assets of the Company (millions of yen)

Sumitomo Mitsui Banking Corporation	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan	4,613,790	16,253,088
(Note)	Amounts less than one million yen have been rounded down.

Others

Policy Regarding the Exercise of Authority Given to the Board of Directors under the Articles of Incorporation pursuant to paragraph 1, Article 459 of the Companies Act

The Company stipulated in Article 8 of its Articles of Incorporation that except as otherwise provided by applicable law, the Company may, by resolution of its Board of Directors, acquire for value its own shares with agreement of shareholders pursuant to Item 1, paragraph 1 of Article 459 of the Companies Act. For acquisition of its own shares, the Company will appropriately act after comprehensively assessing the status of its capital, investment opportunities for future growth and other factors.

Notes to Consolidated Financial Statements

< Significant Accounting Policies for Preparing Consolidated Financial Statements >

The definitions for subsidiaries and affiliate companies are pursuant to Article 2 paragraph 8 of the Banking Act and Article 4-2 of the Order for Enforcement of the Banking Act.

Amounts less than one million yen have been rounded down.

1. Scope of consolidation

(1)	Consolidated subsidiaries 181

Principal companies:

Sumitomo Mitsui Banking Corporation (“SMBC”)

SMBC Trust Bank Ltd.

SMBC Nikko Securities Inc.

Sumitomo Mitsui Card Company, Limited

SMBC Finance Service Co., Ltd.

SMBC Consumer Finance Co., Ltd.

The Japan Research Institute, Limited

Sumitomo Mitsui DS Asset Management Company, Limited

SMBC Bank International plc

Sumitomo Mitsui Banking Corporation (China) Limited

PT Bank BTPN Tbk

SMBC Americas Holdings, Inc.

SMBC Guarantee Co., Ltd.

SMBC Bank EU AG

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2022 are as follows:

Fullerton India Credit Company Limited was newly included in the scope of consolidation as a result of acquisition of stock, and 7 other companies were newly included in the scope of consolidation as a result of new establishment and for other reasons.

4 companies were excluded from the scope of consolidation because of liquidation and for other reasons.

(2)	Unconsolidated subsidiaries

Principal company: SBCS Co., Ltd.

5 of the unconsolidated subsidiaries are investment partnerships, and neither their assets nor profit/loss are substantially attributable to subsidiaries, and thus are excluded from the scope of consolidation pursuant to Article 63, Paragraph 1, Item 2 of Regulation on Corporate Accounting.

Other unconsolidated subsidiaries are excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method 5

Principal company: SBCS Co., Ltd.

(2)	Equity method affiliates 107

Principal companies:

Sumitomo Mitsui Finance and Leasing Company, Limited

Sumitomo Mitsui Auto Service Company, Limited

Changes in the equity method affiliates in the fiscal year ended March 31, 2022 are as follows:

VPBank Finance Company Limited became equity method affiliates due to acquisition of stock, and 14 other companies became equity method affiliates due to new establishment and for other reasons.

1 company was excluded from the scope of equity method affiliates due to sale of stocks.

VPBank Finance Company Limited changed its name to VPBank SMBC Finance Company Limited.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

5 unconsolidated subsidiaries that are not accounted for by the equity method are investment partnerships, and neither their assets nor profit/loss are substantially attributable to subsidiaries, and thus are excluded from the scope of equity method pursuant to Article 69, Paragraph 1, Item 2 of Regulation on Corporate Accounting.

(4)	Affiliates that are not accounted for by the equity method

Principal company: Park Square Capital / SMBC Loan Programme S.à r.l.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of equity method.

3. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheet on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the consolidated statement of income.

Securities and monetary claims purchased for trading purposes are stated at the period-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated by group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(2)	Standards for recognition and measurement of securities
1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in affiliates are classified as “other securities” (available-for-sale securities). Other securities are carried at their period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Stocks with no market prices are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2) 1) above.
(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated by group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(4)	Depreciation
1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC, which is a consolidated subsidiary of the Company, are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5-10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms or useful lives of such assets are, in principle, their depreciation period and the salvage values are estimated disposal values when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

SMBC, which is a consolidated subsidiary of the Company, applies Discounted Cash Flows (“DCF”) method for claims of large borrowers exceeding a certain amount, of which borrowers categories are bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and whole or part of loans are classified as “Past due loans (3 months or more)” or “Restructured loans” requiring close monitoring, and whose cash flows from collection of principals and interest can be rationally estimated. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, they are recorded by estimating the amount of expected loss in the next one year or three years. The estimated amount of expected loss is calculated by using average ratio of loan-loss ratio or probability of bankruptcies for certain periods in the past based on actual loan losses or bankruptcies in the past one year or three years, and by making necessary adjustments including future estimations.

In addition, in light of the latest economic situation and risk factors, for potential losses for specific portfolios that are based on the future prospects with high probability, but cannot be reflected in actual loan losses in the past and in any individual borrower’s classification, a reserve is provided in the amount deemed necessary based on an overall assessment.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of the Company and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off were 163,664 million yen.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to executives, in the amount of deemed accrued at the period-end based on our internal regulations.

(9)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(10)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(11)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment results.

(12)	Reserves under the special laws

The reserves under the special laws are reserves for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(13)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit attributable to the respective period.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(15)	Lease transactions
1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(16)	Revenue recognition
1)	Revenue recognition

Revenue from contracts with customers is recognized by identifying the satisfaction of performance obligation of each of the transactions based on the actual transaction of the contractual coverage.

2)	Revenue recognition of major transactions

Regarding revenue from contracts with customers, the contractual coverage and timing of identifying the satisfaction of performance obligation of each item of fees and commissions are determined as follows.

Revenue for deposits and loans, mainly including the commission fees, etc. for account transfer and commissions for office management during the loan period of syndicated loans, is recognized when the transaction started with the customer or over the period of the transaction of the related services.

Revenue for remittances and transfers, mainly including the fees for domestic and oversea remittances, is recognized when the related services are provided.

Revenue for securities-related business, mainly including trading commissions such as sales commissions of stocks and bonds, is recognized when the transaction started with the customer.

Revenue for agency business, mainly including the accepted commissions between banks due to online alliances commission fees, etc. for proxy office management, is recognized when the transaction started with the customer or over the period of the transaction of the related service.

Revenue for safe deposits, mainly including storage fees for safekeeping deposit and usage fees of safes and protective boxes, is recognized over the period of the transaction of the related service.

Revenue for credit card business, mainly including merchant fees, is recognized when the credit sales data arrives.

Revenue for investment trusts, mainly including the commissions for processing sales and records management of investment trusts, etc., is recognized when the transaction started with the customer or over the period of the transaction of the related service.

(17)	Hedge accounting
1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Committee Practical Guidelines No. 24, March 17, 2022) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Committee Practical Guidelines No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC, which is a consolidated subsidiary, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Committee Practical Guidelines No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(18)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(19)	Adoption of the consolidated corporate-tax system

The Company and certain consolidated domestic subsidiaries apply the consolidated corporate-tax system.

<Notes to the Changes in Accounting Policies>

Application of Accounting Standard for Revenue Recognition etc.

The Company applied “Accounting Standard for Revenue Recognition” (ASBJ Statement No.29, March 31, 2020) etc. from the beginning of the fiscal year ended March 31, 2022, and has recognized revenue in an amount expected to be earned in exchange for goods or services at the time when controls of the promised goods or services are transferred to customers.

As for the application of Accounting standards for Revenue Recognition etc., in accordance with transitional treatment stipulated in the proviso of Paragraph 84 of “Accounting Standard for Revenue Recognition”, the cumulative effects by the retroactive application of the new accounting policy previous to the beginning of the fiscal year ended March 31, 2022 are adjusted to “Retained earnings” of the beginning of the fiscal year ended March 31, 2022.

As a result, “Retained earnings” decreased by 8,502 million yen at the beginning of the fiscal year ended March 31, 2022.

<Notes to Significant Accounting Estimates >

The items whose amounts were recorded based on accounting estimates in the consolidated financial statements for the fiscal year ended March 31, 2022, that have a potentially significant impact on the consolidated financial statements for the next fiscal year are as follows.

1. Reserve for possible loan losses

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2022

Millions of yen
Reserve for possible loan losses	817,784

(2)	Information on details of the significant accounting estimates for the identified item

Based on the assessment of all claims including loans and bills discounted conducted in accordance with the self-assessment procedures, and borrower category determined depending on their credit risk status, the following amounts are recorded as a reserve for possible loan losses.

-

The estimated amount of expected loss calculated for each borrower category based on the average value of historical loan-loss ratio or probability of default over a certain past period is recorded as a reserve for loan losses

-

As for claims classified as substandard or lower level classifications whose cash flows from collection of principals and interest can rationally be estimated, the Discounted Cash Flows (“DCF”) method is applied for ones with large borrowers of those claims and the amount calculated by the DCF method is recorded as a reserve for loan losses

-

As for expected loss based on the future prospects with high probability, but cannot be reflected in historical loan-losses and in any individual borrower category, the amount deemed necessary based on an overall assessment is recorded as a reserve for loan losses

Reserve for possible loan losses recorded by the method above involves the following uncertainties in the process of estimation, hence requiring high-level managerial judgment.

-	Consideration for qualitative factors including forward-looking information in determining borrower category
-	Reasonable estimation of future individual cash flows in the DCF method
-	Determination of a method for estimating expected loss based on future prospect in consideration of the latest economic environment and risk factors, and of the targeted portfolio

These may be affected by changes in economic environment, which have a potentially significant impact on the amount of reserve for possible loan losses for the next fiscal year.

(Note) For the estimation of the reserve for possible loan losses specifically related to the current international situation involving Ukraine and COVID-19, refer to (Additional Information).

2. Impairment loss for fixed assets

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2022

Millions of yen
Tangible fixed assets	1,457,254
Intangible fixed assets	898,817
Losses on impairment of fixed assets	108,920

(2)	Information on details of the significant accounting estimates for the identified item

(Grouping of assets)

As for land and buildings, etc., at SMBC, a consolidated subsidiary of the Company, a branch is the smallest unit of asset group, and intangible fixed assets and assets of Head Office, etc. which do not produce independent cash flows are treated as corporate assets. Corporate assets that are reasonably deemed to be used solely by each business unit are identified as each business unit’s corporate assets, and conducted impairment assessments on a business unit basis together with other related fixed assets. As for other corporate assets, impairment is recognized on a company level.

(Identifying indication of impairment, and testing and calculating recognition of impairment loss)

Fixed assets that have an indication of impairment are tested for recognition of impairment loss, and if recognition is required, their book values are reduced to the recoverable amount and the reduced amount is recorded as impairment loss. Recoverable amount is either net realizable value, which is deducting expected disposal cost from fair value of the fixed asset, or value in use which is the present value of cash flows expected to derive from the continuous use and disposal of the fixed asset after use.

Future cash flows and the growth rate used for testing the recognition of impairment loss as well as for calculating value in use are determined based on the factors including the estimation or judgment by management and the market growth rate, etc. Discount rate used for calculating value in use is determined based on the market interest rate and other market conditions, and these may be affected by changes in economic and financial environment. Therefore, if modification is required, it may have a potentially significant impact on the amount of impairment loss for fixed assets for the next fiscal year.

As for the fiscal year ended March 31, 2022, impairment loss of 37,795 million yen (tangible fixed assets 5,118 million yen, intangible fixed assets 32,677 million yen) related to the business assets attributable to the Retail Business Unit at SMBC is recorded. The future cash flows used to test recognition of impairment loss and calculate value in use is estimated based on the business plan of the business unit, which takes into account the balance of housing loans, as one of the major assumptions, and includes profit of the business unit adjusted on management accounting such as the collaboration profit with Group Companies, etc. The recoverable amount of calculating impairment loss is measured by using net realizable value. For the impairment loss for the fiscal year ended March 31, 2022, refer to (Notes to Consolidated Statement of Income).

3. Fair value of financial instruments

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2022

This is stated in (Notes to Financial Instruments).

(2)	Information on details of the significant accounting estimates for the identified item

This is stated in (Notes to Financial Instruments).

4. Reserve for losses on interest repayment

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2022

Millions of yen
Reserve for losses on interest repayment	135,084

(2)	Information on details of the significant accounting estimates for the identified item

Reserve for losses on interest repayment is recorded based on estimated amount of claim of repayment in preparing for future claims of interest repayment from the customers whose loans are offered at interest rates in excess of the ceiling prescribed under the Interest Rate Restriction Act.

Estimated amount of claim for such repayment is calculated based on certain assumptions using the historical data regarding the number and amount of claims from customers. The trend in future claims of repayment from customers has a potentially significant impact on the amount of reserve for losses on interest repayment for the next fiscal year.

5. Retirement benefits expenses and retirement benefit obligations

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2022

Millions of yen
Net defined benefit asset	623,045
Net defined benefit liability	40,864
Retirement benefit expenses included in general and administrative expenses	(12,317)

(2)	Information on details of the significant accounting estimates for the identified item

Retirement benefit expenses and retirement benefit obligations for the defined benefit plans for employees are recorded based on various assumptions including discount rate, employee turnover and future salary increase rate.

Discount rate is determined based on Japanese government bond yields, while the indicators such as employee turnover and future salary increase rate are determined based on historical data as well as the latest information on future outlook. Determining these key factors and metrics requires high-level managerial judgment, and if modifications are required, it may have significant impact on the amounts of retirement benefit expenses and retirement benefit obligations for the next fiscal year.

6. Deferred tax assets

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2022

Millions of yen
Deferred tax assets	66,720
Deferred tax liabilities	275,570

(2)	Information on details of the significant accounting estimates for the identified item

The amount of tax associated with temporary differences is recorded as deferred tax assets or deferred tax liabilities excluding the amount of tax that is not expected to be collected or paid in the future accounting periods. Deferred tax assets and deferred tax liabilities of the same taxable entity are offset and presented on a net basis.

While the recoverability of deferred tax assets is determined by reasonably estimating the scheduling of temporary differences and taxable income, in the event of changes to the scheduling of temporary differences, taxable income which is lower than initial estimation, or tax reform such as reduction of corporate income tax rate, there is a potentially significant impact on the amount of deferred tax assets for the next fiscal year.

<Additional information>

1.	The estimates of reserve for possible loan losses related to the impact of the current international situation involving Ukraine.

Considering the uncertain business environment caused by the current international situation involving Ukraine, estimation of the reserve for possible loan losses associated with the Russia-related credits is reflected in the consolidated financial statements by the following method. The Russia-related credits are mainly related to corporate customers in Russia.

For losses expected to be incurred in connection with individual borrowers based on the impact of economic sanctions imposed by governments of each country and the countermeasures taken by the Russian government, etc., a reserve for possible loan losses is provided by reviewing, as necessary, borrower categories based on the most recent available information. In addition, a reserve for possible loan losses is recorded as a reserve for claims originated in specific overseas countries at an amount deemed necessary in consideration of the political and economic situation in Russia.

Furthermore, in light of the probability of delays in principal or interest payments and the easing of payment terms, etc. due to the prolonged impact of such economic sanctions and countermeasures, a reserve for possible loan losses is recorded at an amount deemed necessary based on a comprehensive judgment.

As a result, a reserve for possible loan losses at a total of 75,398 million yen is recorded for the Russia-related credits.

2.	The estimates of reserve for possible loan losses related to the impact of the spread of the novel coronavirus disease (COVID-19).

Considering the continuing uncertainty of the spread of COVID-19, estimation of the reserve for possible loan losses associated with COVID-19 is reflected in the consolidated financial statements by the following method.

For potential losses expected to be incurred related to individual borrowers due to deterioration in business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any of individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment is conducted by specifying the portfolio significantly affected by COVID-19 and estimating the impact of changes in the economic trend and market condition due to the voluntary restraint on the economic activities caused by COVID-19, after consideration of the effect of the government’s financial support on bankruptcy trends.

3.	Transition from the consolidated corporate-tax system to the group tax sharing system

Companies are required to shift from the consolidated corporate-tax system to the group tax sharing system from the fiscal year beginning on or after April 1, 2022, in accordance with the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 8, 2020) enacted on March 31, 2020. However, the Company and certain consolidated domestic subsidiaries, currently adopting the consolidated corporate-tax system, applied the accounting treatment based on the provisions of the Income Tax Act before the revision for the fiscal year ended March 31, 2022, in accordance with the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 39, March 31, 2020).

4.	Repurchase and cancellation of own shares

On November 12, 2021, the Board of Directors of the Company resolved to repurchase its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1)	Reason for the Repurchase of Own Shares

The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.

(2)	Outline of the Repurchase
1)	Type of shares to be repurchased: Common stock
2)	Aggregate number of shares to be repurchased:

Up to 33,000,000 shares (Equivalent to 2.4% of the number of shares issued (excluding treasury stock))

3)	Aggregate amount of shares to be repurchased: Up to 100 billion yen
4)	Repurchase period: From November 15, 2021 to November 11, 2022
5)	Repurchase method:

Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

(3)	Outline of the Cancellation
1)	Type of shares to be cancelled: Common stock
2)	Number of shares to be cancelled: All of shares repurchased as stated in (2) above.
3)	Scheduled cancellation date: December 20, 2022

The Company had not conducted the repurchase and cancellation pursuant to the resolution of the Board of Directors as of the fiscal year ended March 31, 2022.

5.	Suspected illegal stabilization transactions

On March 24 and April 13, 2022, the Tokyo District Public Prosecutors Office filed charges with the Tokyo District Court to prosecute SMBC Nikko Securities Inc. (hereinafter, “SMBC Nikko Securities”), a consolidated subsidiary of the Company, and its former executive officers and employees, on suspicion of illegal stabilization transactions. There is a possibility that SMBC Nikko Securities will incur a monetary obligation in the form of a fine, etc. as stipulated in the Financial Instruments and Exchange Act, but it is difficult to reasonably estimate the amount at this time, and it is not clear whether this will affect SMBC Nikko Securities’ business performance and financial position.

<Notes to Consolidated Balance Sheet>

1.

Classifications of assets and liabilities in the consolidated balance sheet conform to the provisions of Ordinance for the Enforcement of the Banking Act (Ordinance of the Ministry of Finance No. 10 of 1982).

2.	Amounts less than one million yen have been rounded down.
3.

Japanese government bonds and Japanese local government bonds under “Securities” and trading securities under “Trading assets” include total of 133,569 million yen of unsecured loaned securities for which borrowers have the right to sell or pledge. Among the unsecured borrowed securities, securities held under resale agreements and securities borrowing transactions with cash collateral, those with rights to sell or pledge without restrictions include 8,648,160 million yen of securities pledged, 392,554 million yen of securities lent and 3,612,737 million yen of securities held without being disposed as of the consolidated balance sheet date.

4.

Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions are as follows. The claims are items that are recorded under the following items on the consolidated balance sheet: bonds included in “Securities” (limited to bonds for which the redemption of principal and the payment of interest in whole or in part are guaranteed, and that are issued through private placements (under Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), loans and bills discounted, foreign exchanges, accrued interest and suspense payments included in “Other assets,” and customers’ liabilities for acceptances and guarantees. If security lending listed in the notes is conducted, such securities (limited to those based on loan for a use agreement or lease agreement) are also included in the claims.

Bankrupt and quasi-bankrupt loans:	99,256 million yen
Doubtful loans:	643,881 million yen
Substandard loans:	414,422 million yen
Past due loans (3 months or more)	13,553 million yen
Restructured loans	400,868 million yen
Subtotal:	1,157,560 million yen
Normal loans:	106,019,459 million yen
Total:	107,177,019 million yen

Bankrupt and quasi-bankrupt loans are claims to borrowers who have fallen into bankruptcy due to reasons such as commencement of bankruptcy proceedings, commencement of rehabilitation proceedings, or petition for commencement of rehabilitation proceedings, and other similar claims.

Doubtful loans are claims to borrowers who have not yet become bankrupt but whose financial condition and business performance have deteriorated and it is highly probable that the loan principal cannot be collected and interest cannot be received in accordance with the contract, excluding bankrupt and quasi-bankrupt loans.

Past due loans (3 months or more) are loans for which the payment of principal or interest has been delayed for three months or more from the day after the agreed-upon payment date, excluding bankrupt and quasi-bankrupt loans and doubtful loans.

Restructured loans are loans on which terms and conditions have been amended in favor of the borrower with the objective of assisting the borrower’s financial recovery, such as by reducing or exempting interest, postponing interest payment and principal repayment, and forgiving debts, excluding bankrupt and quasi-bankrupt loans, doubtful loans, and past due loans (3 months or more).

Normal loans are loans that do not fall under the classification of bankrupt and quasi-bankrupt loans, doubtful loans, past due loans (3 months or more), and restructured loans, and where the borrower has no financial or business performance problems.

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

(Presentation change)

Category of “Risk-monitored loans” of the Banking Act is indicated in accordance with the loan category based on the Act on Emergency Measures for the Revitalization of Financial Function, due to the enforcement of “Cabinet Office Order to Partially Amend the Ordinance for Enforcement of the Banking Act”(Cabinet Office Order No.3, January 24, 2020) as of March 31,2022

5.

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guidelines No. 24. The Company’s banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value was 1,120,625 million yen.

6.	Assets pledged as collateral were as follows:

Unit: millions of yen
Assets pledged as collateral:
Cash and due from banks	22,976
Trading assets	788,912
Securities	17,807,664
Loans and bills discounted	11,205,047
Liabilities corresponding to assets pledged as collateral:
Deposits	2,300
Payables under repurchase agreements	10,332,743
Payables under securities lending transactions	576,050
Borrowed money	16,452,177
Due to trust account	629,091

In addition, cash and due from banks of 178,882 million yen, trading assets of 1,540,078 million yen, securities of 5,120,441 million yen and loans and bills discounted of 18,823 million yen were pledged as collateral for cash settlements, margins of futures markets and certain other purposes.

Other assets include collateral money deposited for financial instruments of 2,696,495 million yen, surety deposits of 82,525 million yen, margins of futures markets of 144,815 million yen and other margins of 111,115 million yen.

7.

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 72,708,112 million yen and the amount of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time was 47,990,310 million yen.

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily affect actual future cash flow. Many of these commitments include clauses under which an application from customers can be rejected or contract amounts can be reduced in the event that economic conditions change, necessity for securing claims, or other events occur. In addition, at the time of contract, collateral such as premises and securities are requested to be pledged. Also after concluding the contracts, customer’s financial positions are monitored regularly based on internal procedures, and necessary measures such as revising contracts and securing claims are taken when such needs arise.

8.

SMBC, a consolidated subsidiary of the Company, revaluated its own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the Company’s share of net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Method of revaluation (stipulated in Article 3, paragraph 3 of the Act)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2, item 3, 4 or 5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

9.	Accumulated depreciation on tangible fixed assets amounted to 894,962 million yen.
10.	Deferred gain on tangible fixed assets deductible for tax purposes amounted to 55,269 million yen.
11.	The balance of subordinated borrowings included in “Borrowed money” was 234,000 million yen.
12.	The balance of subordinated bonds included in “Bonds” was 1,769,175 million yen.
13.	Trust account includes borrowings of 629,091 million yen from trust account in relation to covered bonds issued by trust account.
14.	The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, paragraph 3 of Financial Instruments and Exchange Act) in “Securities” was 1,342,460 million yen.

15.	Stock options

Outline of stock options and changes

The Company

1) Outline of stock options

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Title and number of grantees	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 69	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 71	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 71	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 3 Directors, Corporate Auditors and Executive Officers of SMBC 67
Number of stock options (Note)	Common shares 102,600	Common shares 268,200	Common shares 280,500	Common shares 115,700
Grant date	August 13, 2010	August 16, 2011	August 15, 2012	August 14, 2013
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.
Requisite service period	From June 29, 2010 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2012	From June 28, 2012 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2013	From June 27, 2013 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2014
Exercise period	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042	August 14, 2013 to August 13, 2043

Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Title and number of grantees	Directors of the Company 10 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 67	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 4 Directors, Corporate Auditors and Executive Officers of SMBC 68	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 5 Directors, Corporate Auditors and Executive Officers of SMBC 73
Number of stock options (Note)	Common shares 121,900	Common shares 132,400	Common shares 201,200
Grant date	August 15, 2014	August 18, 2015	August 15, 2016
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.
Requisite service period	From June 27, 2014 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2015	From June 26, 2015 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2016	From June 29, 2016 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2017
Exercise period	August 15, 2014 to August 14, 2044	August 18, 2015 to August 17, 2045	August 15, 2016 to August 14, 2046

(Note)

    Number of stock options has been converted and stated as number of shares.

2) Stock options granted and changes Number of stock options (Note)

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Before vested
Previous fiscal year-end	4,600	5,800	56,900	27,400
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	1,400	800	21,500	12,000
Outstanding	3,200	5,000	35,400	15,400
After vested
Previous fiscal year-end	39,700	120,300	108,200	25,400
Vested	1,400	800	21,500	12,000
Exercised	3,300	9,000	26,300	12,400
Forfeited	—	—	—	—
Exercisable	37,800	112,100	103,400	25,000

Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Before vested
Previous fiscal year-end	34,400	63,200	95,700
Granted	—	—	—
Forfeited	—	—	—
Vested	2,100	27,000	17,500
Outstanding	32,300	36,200	78,200
After vested
Previous fiscal year-end	25,700	11,700	15,700
Vested	2,100	27,000	17,500
Exercised	2,000	27,000	16,800
Forfeited	—	—	—
Exercisable	25,800	11,700	16,400

(Note) Number of stock options has been converted and stated as number of shares.

Price Information
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Exercise price (yen)	1	1	1	1
Average exercise price (yen)	4,000	3,912	3,925	3,903
Fair value at the grant date (yen)	2,215	1,872	2,042	4,159

Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Exercise price (yen)	1	1	1
Average exercise price (yen)	3,919	3,846	3,837
Fair value at the grant date (yen)	3,661	4,904	2,811

3) Method of estimating number of stock options vested
Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

16. Business combination

(Business combination through acquisition)

Fullerton India Credit Company Limited became a consolidated subsidiary of the Company

On November 30, 2021, the Company acquired partial shares of Fullerton India Credit Company Limited (“FICC”) based on the agreement concluded on July 6, 2021 among the Company, Fullerton Financial Holdings Pte. Ltd. and Angelica Investments Pte. Ltd. As a result, FICC and its 1 subsidiary became consolidated subsidiaries of the Company.

(1)	Outline of the business combination
1)	Name of the acquired company and its business

Name: Fullerton India Credit Company Limited

Business: Finance-related business

2)	Main reasons for the business combination

By investing in FICC, which has a strong pan-India distribution network with more than 650 branches and offers unsecured loans and loans against property to mainly SMEs, the self-employed, and mass market customers, the Company will gain a retail finance platform in India, which is essential for the expansion of its Asia franchise.

3)	Date of the business combination

November 30, 2021

4)	Legal form of the business combination

Acquisition of stock

5)	Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

6)	The ratio of acquired voting rights

74.90%

7)	Grounds for deciding on the acquiring company

The Company owns a majority of the voting rights of FICC

(2)	Period of the acquired company’s financial results included in the consolidated financial statement of the Company

From January 1, 2022 to March 31, 2022

(3)	Acquisition cost and consideration of the acquired company

Consideration for the acquisition (cash):	230,314 million yen
Acquisition cost of the acquired company:	230,314 million yen
(4)	Major acquisition-related cost

Advisory fees, etc.:	2,093 million yen
(5)	Amount of goodwill, reason for recognizing goodwill, amortization method and the period
1)	Amount of goodwill 179,196 million yen
2)	Reason for recognizing goodwill

The Company accounted for the difference between the acquisition cost and the fair value of the Company’s share of the net assets on the date of the business combination as goodwill.

3)	Amortization method and the period

Goodwill is amortized using the straight-line method over 15 years.

(6)	Amounts of assets acquired and liabilities assumed on the date of the business combination
1)	Assets

Total assets:	402,519 million yen
Loan and bills discounted:	306,412 million yen
2)	Liabilities

Total liabilities:	334,271 million yen
Borrowed money:	173,032 million yen
(7)	The details of contingent consideration specified in the business combination contract and the accounting policy from the fiscal year ended March 31, 2022
1)	The details of contingent consideration

The Company pays additional contingent consideration in proportion to the achievement level of the acquired company.

2)	The future accounting policy

If the payment of additional contingent consideration is required, acquisition cost of the acquired company is modified assuming contingent consideration was paid when acquired, and the amount of goodwill and the amount of amortization of goodwill are modified.

(8)	Amounts allocated to intangible fixed assets other than goodwill, breakdown by component and the weighted average amortization period by component

Intangible fixed assets other than goodwill:	5,504 million yen (7 years)
Assets related to customers:	5,504 million yen (7 years)
(9)

Approximate amount and its calculation method of impact on the consolidated statements of income for the fiscal year ended March 31, 2022, assuming that the business combination had been completed at the beginning of the fiscal year

The estimated amount of such impact is immaterial and the statement is therefore omitted.

<Notes to Consolidated Statement of Income>

1.	Classifications of income and expenses in the consolidated statement of income conform to the provisions of Enforcement Ordinance of the Banking Act (Ministry of Finance Ordinance No. 10 of 1982).
2.	Amounts less than one million yen have been rounded down.
3.	“Other” in the “Other income” included gains on sales of stocks and other securities of 248,845 million yen.
4.

“Other” in “Other expenses” included write-off of loans of 79,578 million yen, losses on sales of delinquent loans of 27,551 million yen and devaluation of stocks and other securities of 22,944 million yen.

5.

The difference between the recoverable amount and the book value of the following assets is recognized as “Losses on impairment of fixed assets” and included in “Extraordinary losses” in the fiscal year.

Year ended March 31, 2022	Unit: millions of yen

Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Branches	44 items	Land and buildings, etc.	4,415 million yen
	Idle assets	89 items		4,830 million yen
Kinki area	Branches	14 items	Land and buildings, etc.	1,417 million yen
	Idle assets	61 items		2,086 million yen
Other areas in Japan	Branches	10 items	Land and buildings, etc.	548 million yen
	Idle assets	42 items		1,212 million yen
Asia/Oceania	Idle assets	2 items	Buildings	1,611 million yen
Americas Europe/Middle East	Freight car lease assets, etc.	5,026 items	Lease assets	36,980 million yen
—	—		Software	55,815 million yen

As for land and buildings, etc., each branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Intangible fixed assets and assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce independent cash flows at headquarters are treated as corporate assets.

In the fiscal year ended March 31, 2022, at the Retail Banking Unit at SMBC, a consolidated subsidiary of the Company, signs of impairment was shown due to continuous losses from operating activities caused by COVID-19. Therefore, in order to refine the treatment of some corporate assets, the Company utilized management accounting to identify corporate assets that are reasonably deemed to be used solely by each business unit as each business unit’s corporate assets, and conducted impairment assessments on a business unit basis together with other related fixed assets. As a result, the carrying amounts of business assets (branches, software) that includes corporate assets attributable to each business unit are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets.” The recoverable amount of the relevant business unit is calculated based on its net realizable value. When measuring the net realizable value, the net realizable value for land and buildings is calculated by subtracting the expected disposal cost from the real estate appraisal value estimated by an outside real estate appraiser.

At SMBC Trust Bank Ltd., a consolidated subsidiary of the Company, in order to refine the treatment of corporate assets, SMBC Trust Bank Ltd. utilized a management accounting to identify corporate assets that are reasonably deemed to be used solely by each business unit as each business unit’s corporate assets, and conducted impairment assessments on a business unit basis together with other related fixed assets. As a result, the carrying amounts of business assets (branches, software) that includes corporate assets attributable to the personal loans unit are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets.” The recoverable amount of the Unit is measured by value in use, which is calculated by discounting future cash flows by 7%.

As for idle assets, assets group for recognition and measurement of impairment is each individual property level. The carrying amounts of idle assets are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable. The recoverable amount is calculated using net realizable value, which is basically determined by subtracting the expected disposal cost from the real estate appraisal value.

As for lease assets, asset group for recognition and measurement of impairment is based on types of freight car. For the fiscal year ended March 31, 2022, it was found that the invested amounts for some freight car assets may not be recoverable, and as a result, the carrying amounts for those freight cars are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets.” The recoverable amount is measured by value in use, which is calculated by discounting future cash flows by 5%.

<Notes to Consolidated Statement of Changes in Net Assets>

1.	Amounts less than one million yen have been rounded down.
2.	Type and number of shares issued and treasury stock

Year ended March 31, 2022				Unit: number of shares
	As of beginning of the fiscal year	Increased in the fiscal year	Decreased in the fiscal year	As of the fiscal year-end	Remarks
Shares issued
Common stock	1,374,040,061	322,041	—	1,374,362,102	(Notes 1)
Total	1,374,040,061	322,041	—	1,374,362,102
Treasury stock
Common stock	3,612,302	27,782	97,763	3,542,321	(Notes 2, 3)
Total	3,612,302	27,782	97,763	3,542,321

(Notes)

1.	The increase of 322,041 shares in the total number of shares issued was due to issuance of new stocks as stock-based compensation.
2.

The increase of 27,782 shares in the number of treasury common stock was due to purchase of fractional shares and acquisition of restricted stocks without compensation under the Stock Compensation Plans.

3.	The decrease of 97,763 shares in the number of treasury common stock was due to sales of fractional shares as well as exercise of stock options.

3.	Information on stock acquisition rights

March 31, 2022
	Detail of stock acquisition rights	Type of shares	Number of shares				Balance as of the fiscal year-end (millions of yen)	Remarks
			Beginning of the fiscal year	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year-end
The Company	Stock acquisition rights as stock options	—					1,475
Total							1,475

4.	Information on dividends:
(1)	Dividends paid in the fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2021	Common stock	130,190	95	March 31, 2021	June 30, 2021
Meeting of the Board of Directors held on November 12, 2021	Common stock	143,936	105	September 30, 2021	December 3, 2021

(2)	Dividends to be paid in the next fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Source of dividends	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2022	Common stock	143,936	Retained earnings	105	March 31, 2022	June 30, 2022

<Notes to Financial Instruments>

1.	Status of financial instruments
(1)	Policies on financial instruments

The Group conducts banking and other financial services such as leasing, securities, consumer finance, system development and information processing. Its banking business includes deposit taking, lending, securities trading and investment, remittance and transfer, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“trading purposes”). At SMBC, the Company’s major consolidated subsidiary, derivative transactions for ALM purposes are undertaken by the Treasury Dept., the Global Investment Dept., and Portfolio Investment Dept. of the Treasury Unit, while derivative transactions for trading purposes are undertaken by the Trading Dept. of the Treasury Unit (derivative transactions for both ALM and trading purposes are undertaken by the Treasury Dept., Asia Pacific Division in Asia Pacific region, and the Treasury Dept., East Asia Division in East Asia region).

(2)	Details of financial instruments and associated risks
1)	Financial assets

The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for both trading and ALM purposes, and certain bonds are held as held-to-maturity securities. Stocks are held mainly for strategic purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated borrowings and subordinated bonds with special clause specifying that the repayment order of borrowing or bond subordinates to other borrowings or bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group’s creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and hedging method to assess the effectiveness of the hedge are described in “(Significant Accounting Policies for Preparing Consolidated Financial Statements), 3. Accounting policies, (17) Hedge accounting.”

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Policies on Comprehensive Risk Management.” The Company’s Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the characteristics of its particular businesses and in accordance with the basic policy. Furthermore, the Group CRO is established to assess risk management across the Group unitarily and implement appropriate risk management. The Company is sharing information on group-wide risk management and strengthening related systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important Group companies.

1)	Management of credit risk

The Company has established fundamental principles on credit risk management to thoroughly manage the credit risk of the entire Group. Each group company conducts integrated management of credit risk according to its operational characteristics, and the credit risk inherent in the entire portfolio as well as the risk in individual credits are managed quantitatively and continuously.

(a)	Credit risk management system

The Group CRO formulates credit risk management policies each year based on the basic risk management policy for the entire Group. Meanwhile, the Credit & Investment Planning Dept. is responsible for the comprehensive management of credit risk. This department drafts and administers credit risk regulations, including the Group’s credit policies, and performs credit portfolio management including non-performing loans. The Company has also established the Credit Risk Committee to serve as a body for deliberating on matters related to group-wide credit portfolios.

At SMBC, the Company’s major consolidated subsidiary, the Credit & Investment Planning Dept. of the Risk Management Unit is responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also controls SMBC’s total credit risk by quantifying credit risk (i.e. calculating risk capital and risk-weighted assets) in cooperation with the Corporate Risk Management Dept. Moreover, the Credit Portfolio Management Dept. within the Credit & Investment Planning Dept. works to stabilize SMBC’s overall credit portfolio through selling credit derivatives and loan claims.

The credit departments of each business unit together with branches conduct credit risk management for loans handled by their units and manage their units’ portfolios. Credit approval authority is generally determined based on the credit amounts and internal grades, and the credit departments focus on analysis and management of customers and transactions with relatively high credit risk. The Credit Administration Dept. is mainly responsible for formulating and implementing measures to reduce the exposure of non-performing loans. Through industrial and sector-specific surveys and studies of individual companies, the Corporate Research Dept. works to form an accurate idea of the circumstances of borrower companies and identify those with potentially troubled credit positions at early stage.

Moreover, the Credit Risk Committee, a cross-departmental consultative body, rounds out SMBC’s oversight systems for undertaking flexible and efficient control of credit risk and ensuring the overall soundness of SMBC’s loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, grading accuracy, self- assessment, and appropriateness of the credit risk management system, and reports the audit results to the Management Committee and the Audit Committee.

(b)	Method of credit risk management

The Company properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

- Appropriate risk-taking within capital

To keep credit risk exposure to a permissible level relative to capital, the Company sets the upper limit of the permissible risk of overall risk capital, which represents the soundness of the risk appetite index, based on each business unit’s risk appetite and portfolio plan, and monitors the credit risk capital as part of permissible risk.

- Controlling concentration of risk

Because concentration of credit risk in an industry or corporate group has the potential to impair the Company’s capital significantly, the Company implements measures to prevent excessive concentration of loan in a single industry and to control large exposure to individual borrowers by setting maximum loan amounts and conducting loan reviews thoroughly. To manage country risk, the Company also has credit limit guidelines based on each country’s creditworthiness.

- Greater understanding of actual corporate conditions and balancing returns and risks

The Company runs credit operations on the basic principle of thoroughly understanding actual corporate conditions and gaining profit commensurate with the level of credit risk entailed, and makes every effort to improve profit at after-cost (credit cost, capital cost and overhead cost) level.

- Reduction and prevention of non-performing loans

For non-performing loans and potential non-performing loans, the Company carries out loan reviews to clarify credit policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers’ business situations, support business recoveries, collect on loans, and enhance loan security.

In regard to financial instruments such as investments in certain funds, securitized products and credit derivatives that indirectly retain risks related to assets such as corporate bonds and loan claims (underlying assets), such instruments entail market and liquidity risks in addition to credit risk, since such instruments are traded on the market. Credit risk management for these instruments involving detailed analysis and evaluation of characteristics of underlying assets is performed while market risk is comprehensively managed within the framework for managing market and liquidity risks. Moreover, guidelines have been established based on the characteristics of each type of risk to appropriately manage risks of incurring losses.

In regard to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with which the Company frequently conducts derivative transactions, measures such as a close-out netting provision, which provide offsetting credit exposures between two parties in a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2)	Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations for a highly efficient system of mutual checks and balances.

(a)	Market and liquidity risk management systems

In accordance with the basic risk management policy for the entire Group decided upon by the Management Committee, the Company determines important matters relating to the management of market and liquidity risks, such as basic policies and risk limits, in order to manage these risks. The ALM Committee meets four times a year, in principle, to report on the state of market and liquidity risk management and to discuss ALM operation policies. The Corporate Risk Management Dept., which is independent from the business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. This department not only monitors the current risk situations but also reports regularly to the Management Committee and the Audit Committee. Furthermore, the ALM Committee at SMBC, the core bank of the Company, meets on a monthly basis to examine reports on the state of observance of limits on market and liquidity risks and to discuss ALM operation policies.

In addition, the Internal Audit Dept., which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee and the Audit Committee.

(b)	Market and liquidity risk management methodology

- Market risk management

The Company manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss that may be incurred to a specific financial instrument for a given probability) within the market risk capital limit, which is set taking into account stockholders’ equity and other factors in accordance with the market transaction policies.

The Company uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking activities (activities for generating profit through management of interest rates, terms, and other aspects such as loans and bonds in assets, deposits in liabilities) and trading activities (activities for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 day with a probability of 1% based on 4 years of historical observation. With regard to the holding of shares (such as listed shares) for the purpose of strategic investment, the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, the Company manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

- Quantitative information on market risks

As of March 31, 2022, total VaR of SMBC and its major consolidated subsidiaries was 62.6 billion yen for the banking activities, 25.9 billion yen for the trading activities and 1,226.4 billion yen for the holding of shares (such as listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

- Liquidity risk management

The Company manages liquidity risk based on the framework of “setting management levels of risk appetite indicators” and “developing contingency plans.” Risk appetite indicators are quantitative benchmarks that select the types and indicate the levels of risk that the Company is willing to take on or tolerate. As an example, the Company sets a lower limit on the number of days over which cash flows could be maintained under the stress conditions such as deposit outflow, so as to secure funding sources that do not fall below the benchmark to avoid excessive reliance on short term funding. In addition, the Company develops contingency plans consisting of instructions, reporting lines and action plans in case of emergency.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., the Company has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments have been calculated using certain assumptions, and may differ if calculated based on different assumptions.

2.	Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the consolidated balance sheet, the fair value of financial instruments as well as the difference between them, and fair value by input level are as follows.

The amounts shown in the following tables do not include stocks with no market price, etc., and investments in partnerships (refer to (4)).

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value measurement.

Level 1: Fair value determined based on the (unadjusted) quoted price in an active market for the same asset or liability

Level 2: Fair value determined based on directly or indirectly observable inputs other than Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

If multiple inputs with a significant impact are used for the fair value measurement of a financial instrument, the financial instrument is classified to the lowest priority level of fair value measurement in which each input belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheet

Unit: millions of yen

March 31, 2022	Consolidated balance sheet amount
	Level 1	Level 2	Level 3	Total
Monetary claims bought	—	139,783	453,676	593,459
Trading assets
Securities classified as trading purposes (Note 1)	3,026,478	612,347	2,953	3,641,779
Money held in trust	—	310	—	310
Securities
Other securities (Note 1)	26,967,783	8,748,760	38,988	35,755,532
Total assets	29,994,261	9,501,201	495,618	39,991,081
Trading liabilities
Trading securities sold for short sales (Note 1)	3,048,624	129,081	—	3,177,706
Total liabilities	3,048,624	129,081	—	3,177,706
Derivative transactions (Note 2, 3)
Interest rate derivatives	397,345	(573,584)	1,505	(174,733)
Currency derivatives	(951)	(292,364)	14,851	(278,465)
Equity derivatives	(69,982)	(842)	70,501	(323)
Bond derivatives	(3,293)	1,406	—	(1,886)
Commodity derivatives	1,210	(193)	—	1,016
Credit derivative transactions	—	(4,494)	3,141	(1,352)
Total derivative transactions	324,327	(870,072)	89,999	(455,745)

(Notes)	1.

The amount of investment trusts for which transitional measures are applied in accordance with Paragraph 26 of the “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, July 4, 2019, hereinafter, “Guidance for Application of Fair Value Measurement”) are not included in the table above. The amount of such investment trusts on the consolidated balance sheet includes financial assets of 1,099,909 million yen.

	2.

The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.

	3.	As for derivative transactions applying hedge accounting, (682,849) million yen is recorded on the consolidated balance sheet.

These are interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that are hedged items. The Company has mainly applied deferred hedge accounting for those derivative transactions. For these hedging relationships, the Company has applied “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (PITF No.40, March 17, 2022).

(2)

Financial assets and liabilities which are not stated at fair value on the consolidated balance sheet Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges, Call money and bills sold, Payable under repurchase agreements, Payable under securities lending transactions, Commercial papers, and Short-term bonds payable are not included in the following tables since they are mostly short-term, and their fair values approximate their carrying amounts.

Unit: millions of yen

March 31, 2022	Fair Value				Consolidated balance sheet amount	Net unrealized gains (losses)
	Level 1	Level 2	Level 3	Total
Monetary claims bought (Note)	—	—	4,811,550	4,811,550	4,774,841	36,709
Securities
Bonds classified as held-to- maturity	25,522	—	—	25,522	25,741	(218)
Loans and bills discounted					90,834,056
Reserve for possible loan losses (Note)					(590,744)
	—	—	91,961,573	91,961,573	90,243,312	1,718,260
Lease receivables and investment assets (Note)	—	—	230,308	230,308	228,254	2,053
Total assets	25,522	—	97,003,432	97,028,954	95,272,149	1,756,805
Deposits	—	148,573,241	—	148,573,241	148,585,460	(12,218)
Negotiable certificates of deposit	—	13,074,760	—	13,074,760	13,069,796	4,963
Borrowed money	—	18,860,623	—	18,860,623	18,877,990	(17,366)
Bonds	—	8,805,035	775,403	9,580,439	9,808,107	(227,668)
Due to trust account	—	2,429,001	—	2,429,001	2,443,873	(14,871)
Total liabilities	—	191,742,662	775,403	192,518,066	192,785,228	(267,161)

(Note)

General reserves and special reserves corresponding to loans are deducted. The reserve for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.

(3)	Description of the valuation techniques and inputs used to measure fair value

Assets

Monetary claims bought

The fair values of subordinated trust beneficiary interests related to securitized housing loans among monetary claims bought are determined by estimating future cash flows using the probability of default, loss given default and prepayment rate, and assessing the value by deducting the value of senior beneficial interests, etc. from the value of underlying housing loans. The fair values of other transactions are, in principle, based on methods similar to the methods applied to Loans and bills discounted.

These transactions are mainly classified into Level 3.

Trading assets

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market prices at the end of the fiscal year ended March 31, 2022.

The fair values of such bonds and other securities are mainly classified into Level 1 depending on the level of market activity. When fair value is determined based on either the prices quoted by the financial institutions, or future cash flows discounted using observable inputs such as interests, spreads, and others, they are classified into Level 2.

Money held in trust

The fair values of money held in trust are, in principle, fair values of securities in trust property calculated by the same method as for securities that the Company owns. They are classified into Level 2.

Securities

In principle, the fair values of stocks (including foreign stocks) are based on the market price as of the end of the fiscal year ended March 31, 2022. They are mainly classified into Level 1 depending on the level of market activity. The fair values of securities with market prices other than stocks are based on the market price as of the end of the fiscal year ended March 31, 2022. Japanese Government bonds are mainly classified into Level 1 and other bonds are classified into Level 2.

The fair values of privately-placed bonds with no market prices are based on the present value of estimated future cash flows, taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustment. However, the fair values of bonds, such as privately-placed bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss.

These transactions are mainly classified into Level 2.

Loans and bills discounted, and Lease receivables and investment assets

Of these transactions, considering the characteristics of these transaction, the fair values of overdrafts with no specified repayment dates are their book values as they are considered to approximate their fair values.

For short-term transactions, the fair values are also their book values as they are considered to approximate their fair values.

The fair values of long-term transactions are, in principle, based on the present value of estimated future cash flows taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustment. At certain consolidated subsidiaries of the Company, the fair values are calculated based on the present values of estimated future cash flows, which are computed based on the contractual interest rate. Those present values are discounted by a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ consolidated balance sheet amounts minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

These transactions are classified into Level 3.

Liabilities

Trading liabilities

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the fiscal year ended March 31, 2022. They are mainly classified into Level 1.

Deposits, Negotiable certificates of deposit, and Due to trust account

Out of these transactions, the fair values of demand deposits and deposits without maturity are their book values. The fair values of transactions with a short-term remaining maturity are also their book values, as their book values are regarded to approximate their fair values. The fair values of transactions with a long-term remaining maturity are, in principle, based on the present value of estimated future cash flows discounted by the interest rate assuming that the same type of deposit is newly accepted until the end of the remaining maturity.

The fair values of borrowings from the trust account related to covered bond issued by the trust account are based on the amount calculated in accordance with the price quoted by industry associations, etc.

These transactions are classified into Level 2.

Borrowed money and Bonds

The fair values of short-term transactions are their book values, as their book values are considered to approximate their fair values. For long- term transactions, their fair values are based on the present value of estimated future cash flows discounted using the refinancing rate applied to the same type of instruments for the remaining maturity.

For transactions with the price quoted by industry associations, etc., fair value is based on the amount calculated by using the published price data, yield data, etc.

These transactions are mainly classified into Level 2.

Derivative transactions

The fair values of listed derivatives are based on their closing prices. The fair values of over-the-counter derivative transactions are based on the present value of the future cash flows, option valuation models, etc., using inputs such as interest rate, foreign exchange rate, stock price, commodity price, etc.

Over-the-counter derivative transactions takes into account the counterparty’s and the Company’s credit risks, and the liquidity risks of the unsecured lending funds. Listed derivative transactions are mainly classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if observable inputs are available or impact of unobservable inputs to the fair values is not significant. If impact of unobservable inputs to the fair values is significant, they are classified into Level 3.

(4)

Consolidated balance sheet amounts of stocks with no market prices, etc. and investments in partnership, etc. are as follows. In accordance with Paragraph 5 of the “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19, March 31, 2020) and Paragraph 27 of “Guidance for Application of Fair Value Measurement,” these amounts are not included in “Trading assets” and “Securities” stated on the tables disclosed in “Matters concerning fair value of financial instruments and breakdown by input level:

Unit: millions of yen

As of March 31, 2022
Stocks with no market prices, etc. (Note)	226,213
Investments in partnership, etc.	324,512

  (Note) Unlisted stocks are included in stocks with no market prices, etc.

<Revenue Recognition>

Information	on breakdown of revenues from contracts with customers.

Unit: millions of yen

As of March 31, 2022
Ordinary income	4,111,127
Fees and commissions	1,414,867
Deposits and loans	203,004
Remittances and transfers	141,312
Securities-related business	173,799
Agency	9,043
Safe deposits	4,025
Guarantees	80,330
Credit card business	332,054
Investment trusts	183,656
Others	287,641

(Note)

Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on “Accounting Standard for Financial Instrument” (ASBJ Statement No. 10) is also included in the table above.

<Notes to Per Share Data>

Net assets per share:	8,825.53 yen
Earnings per share attributable to owners of parent:	515.51 yen

[This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan provided for the convenience of the reader.]

Independent Auditor’s Report

May 10, 2022

To the Board of Directors of

Sumitomo Mitsui Financial Group, Inc.:

KPMG AZSA LLC
Tokyo Office, Japan

Toshihiro Otsuka
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Noriaki Habuto
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Kazuhide Niki
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Opinion

We have audited the consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets, a summary of significant accounting policies and other explanatory information of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its consolidated subsidiaries (collectively referred to as “the Group”), as at March 31, 2022 and for the year from April 1, 2021 to March 31, 2022 in accordance with Article 444-4 of the Companies Act.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and the results of operations of the Group for the period, for which the consolidated financial statements were prepared, in accordance with accounting principles generally accepted in Japan.

Basis for the Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The Audit Committee is responsible for overseeing the directors and the corporate executive officers’ performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the directors and the corporate executive officers’ performance of their duties with regard to the design, implementation and maintenance of the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The selection and application of audit procedures depends on the auditor’s judgment.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

We do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies for Non-Consolidated Financial Statements>

1.	Standards for recognition and measurement of securities

As for the measurement of securities, investments in subsidiaries and affiliates are carrier at cost using the moving-average method, and other securities are also carried at cost using the moving-average method since they are stocks with no market prices.

2.	Depreciation
(1)	Tangible fixed assets
Declining balance method (However, buildings are depreciated on the straight-line method.)
(2)	Intangible fixed assets
Capitalized software for internal use owned by the Company is depreciated using the straight-line method over its estimated useful life (basically 5 years).
3.	Accounting method for deferred assets
Bond issuance cost is expensed in full amount at the time of expenditure.
4.	Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Japanese yen mainly at the exchange rate prevailing at the balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at the exchange rate prevailing at the time of acquisition.

5.	Accounting standards for reserves
(1)	Reserve for employee bonuses
Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.
(2)	Reserve for executive bonuses

Reserve for executive bonuses is provided for payment of bonuses to executives (including executive officers, hereinafter the same), in the amount of estimated bonuses, which are attributable to the fiscal year.

6.	Consumption taxes

National and local consumption taxes are accounted for using the tax-excluded method.

7.	Adoption of the consolidated corporate-tax system

The Company applies the consolidated corporate-tax system with the Company as a parent company.

<Additional information>

1.	Transition from the consolidated corporate-tax system to the group tax sharing system

Companies are required to shift from the consolidated corporate-tax system to the group tax sharing system from the fiscal year beginning on or after April 1, 2022, in accordance with the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 8, 2020) enacted on March 31, 2020. However, the Company, currently adopting the consolidated corporate-tax system, applied the accounting treatment based on the provisions of the Income Tax Act before the revision for the fiscal year ended March 31, 2022, in accordance with the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 39, March 31, 2020).

2.	Repurchase and cancellation of own shares

On November 12, 2021, the Board of Directors of the Company resolved to repurchase its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1)	Reason for the Repurchase of Own Shares
The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.
(2)	Outline of the Repurchase
1)	Type of shares to be repurchased: Common stock
2)	Aggregate number of shares to be repurchased:
Up to 33,000,000 shares (Equivalent to 2.4% of the number of shares issued (excluding treasury stock))
3)	Aggregate amount of shares to be repurchased: Up to JPY100,000,000,000
4)	Repurchase period: From November 15, 2021 to November 11, 2022
5)	Repurchase method:
Market purchases based on a discretionary dealing contract regarding repurchase of its own shares
(3)	Outline of the Cancellation
1)	Type of shares to be cancelled: Common stock
2)	Number of shares to be cancelled: All of shares repurchased as stated in (2) above.
3)	Scheduled cancellation date: December 20, 2022

The Company had not conducted the Repurchase and cancellation pursuant to the resolution of the Board of Directors as of March 31, 2022.

<Notes to Non-Consolidated Balance Sheet>

1.	Amounts less than one million yen have been rounded down.
2.	Accumulated depreciation on tangible fixed assets: 1,383 million yen
3.	Subordinated loans
Current portion of long-term loans receivable from subsidiaries and affiliates, and long-term loans receivable from subsidiaries and affiliates are subordinated loans.
4.	Subordinated bonds
Bonds include subordinated bonds of 1,690,519 million yen.
5.	Subordinated borrowings
Long-term borrowings include subordinated borrowings of 41,000 million yen.
6.	Guarantee liabilities

The Company is offering guarantees in the amount of 395,692 million yen to the Deposit Protection Fund of the Association of German Banks, in regard to withdrawals of deposits by customers within Germany at SMBC and SMBC Bank EU AG.

7. Short-term monetary claims to affiliates:	1,067,115 million yen
Long-term monetary claims to affiliates:	8,132,822 million yen
Short-term monetary debts to affiliates:	1,526,009 million yen

<Notes to Non-Consolidated Statement of Income>
1. Amounts less than one million yen have been rounded down.
2. Related party transactions
Operating income:	616,052 million yen
Operating expenses:	4,762 million yen
Transactions other than operating transactions:	6,987 million yen

<Notes to Non-Consolidated Statement of Changes in Net Assets>

1.	Amounts less than one million yen have been rounded down.
2.	Type and number of treasury stock:

Year ended March 31, 2022				Unit: number of shares
	As of beginning of the fiscal year	Increased in the fiscal year	Decreased in the fiscal year	As of the fiscal year-end	Remarks
Treasury stock
Common stock	3,612,302	27,782	97,763	3,542,321	(Notes 1, 2)
Total	3,612,302	27,782	97,763	3,542,321

   (Notes)

1.

The increase of 27,782 shares in the number of treasury common stock was due to purchase of fractional shares, and acquisition of restricted stocks without compensation under the Stock Compensation Plans.

2.	The decrease of 97,763 shares in the number of treasury common stock was due to sales of fractional shares as well as exercise of stock options.

<Notes to Tax Effect Accounting>

Breakdown of major factors leading to the occurrence of deferred tax assets and deferred tax liabilities

Millions of yen
Deferred tax assets
Shares of subsidiaries	931,688
Others	18,668
Subtotal deferred tax assets	950,356
Valuation allowance	(949,400)
Total deferred tax assets	956

Deferred tax liabilities
Others	(416)
Total deferred tax liabilities	(416)
Net amount of deferred tax assets	540

<Notes to Per Share Information>

Net assets per share:	4,453.07 yen
Earnings per share:	288.29 yen